UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 21, 2006
Commission File Number: 000-05787
PowerDsine Ltd.

(Translation of registrant’s name into English)
1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

On November 21, 2006, PowerDsine first publicly disseminated a communication to its shareholders relating to its proposed merger with and into Pinnacle Acquisition Corporation Ltd, a wholly owned subsidiary of Microsemi Corporation, in which merger PowerDsine would survive as a wholly owned subsidiary of Microsemi.
The following documents, which are attached hereto, relating to such proposed merger are incorporated by reference herein:
Exhibits:

Exhibit 1	Letter to Shareholders and Notice of Special General Meeting of Shareholders dated November 20, 2006.
Exhibit 2	Annex A — Agreement and Plan of Merger dated October 24, 2006 among PowerDsine Ltd., Microsemi Corporation and Pinnacle Acquisition Corporation Ltd.
Exhibit 3	Annex B — Opinion of PowerDsine’s Financial Advisor.
Exhibit 4	Annex C — English Translation of Application to, and Order of, the Israeli Court.
Exhibit 5	Annex D — Form of Voting Agreement.
Exhibit 6	Form of Proxy Card.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.
By:	/s/ Igal Rotem
	Name:	Igal Rotem
	Title:	Chief Executive Officer

Date: November 21, 2006

EXHIBIT INDEX

Exhibit 1	Letter to Shareholders and Notice of Special General Meeting of Shareholders dated November 20, 2006.
Exhibit 2	Annex A — Agreement and Plan of Merger dated October 24, 2006 among PowerDsine Ltd., Microsemi Corporation and Pinnacle Acquisition Corporation Ltd.
Exhibit 3	Annex B — Opinion of PowerDsine’s Financial Advisor.
Exhibit 4	Annex C — English Translation of Application to, and Order of, the Israeli Court.
Exhibit 5	Annex D — Form of Voting Agreement.
Exhibit 6	Form of Proxy Card.

4